UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ____________ to ______________
Commission File Number 1-10928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERTAPE POLYMER CORP. USA RETIREMENT SAVINGS PLAN
(f/k/a Intertape Polymer Group Inc. USA Employees’
Stock Ownership and Retirement Savings Plan)
100 Paramount Drive, Suite 300
Sarasota, Florida 34232

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERTAPE POLYMER GROUP INC.
9999 Cavendish Blvd., Suite 200
Ville St. Laurent, Quebec, Canada H4M 2X5

Intertape Polymer Corp. USA
Retirement Savings Plan
December 31, 2018 and 2017

TABLE OF CONTENTS
Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	4

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017	5

Notes to Financial Statements	6-11

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018	13

Signature	14

Exhibit Index	15

Exhibit 23.1 – Consent of Frazier & Deeter, LLC, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the Intertape Polymer Corp. USA Retirement Savings Plan and the Audit Committee of Intertape Polymer Corp. USA:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Intertape Polymer Corp. USA Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditors since 2017.
/s/ FRAZIER & DEETER, LLC
Tampa, Florida
June 26, 2019

Intertape Polymer Corp. USA
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
ASSETS
Investments, At Fair Value (See Notes 3, 4, 6):
Mutual Funds	$85,006,453	$91,672,168
Bond Funds	4,235,589	3,633,187
Collective Trust Fund	—	13,101,563
Common Trust Fund - Intertape Polymer Group Inc.	8,061,152	10,738,918
Total Investments at Fair Value	97,303,194	119,145,836
Investments at Contract Value (See Note 5)	15,485,902	—
Total Investments	112,789,096	119,145,836
Receivables:
Notes Receivable from Participants	2,108,279	2,467,249
Employer Contributions Receivable	2,215,648	3,462,225
Total Receivables	4,323,927	5,929,474
Total Assets	117,113,023	125,075,310
LIABILITIES
Excess Contributions Payable to Participants	(70,149)	(3,221)
Total Liabilities	(70,149)	(3,221)
Net Assets Available for Benefits	$117,042,874	$125,072,089
The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2018	2017
ADDITIONS
Contributions from:
Employer	$2,216,232	$3,462,225
Participants	6,018,565	5,643,073
Rollover Contributions	1,343,683	—
Total contributions	9,578,480	9,105,298
Investment and other (loss) income:
Dividends	3,576,578	2,554,157
Net (depreciation) appreciation in fair value of investments	(12,533,333)	10,806,398
Interest on notes receivable from participants	106,051	125,917
Total investment and other (loss) income	(8,850,704)	13,486,472
Total additions	727,776	22,591,770
DEDUCTIONS
Benefits paid to participants	(10,179,978)	(10,180,270)
Administrative expenses	(352,551)	(197,632)
Total deductions	(10,532,529)	(10,377,902)
Net (decrease) increase in net assets available for benefits	(9,804,753)	12,213,868
Transfers In (See Note 1)	1,775,538	2,113,344
Net assets available for benefits at beginning of year	125,072,089	110,744,877
Net assets available for benefits at end of year	$117,042,874	$125,072,089
The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA
Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

1 – Description of the Plan
The following description of the Intertape Polymer Corp. USA Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the amended Plan document for a more complete description of the Plan’s provisions.
General
Intertape Polymer Group Inc. and its participating subsidiaries (the “Company” and the "Plan Administrator") established the Intertape Polymer Group Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994. As of January 1, 2001, the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”). As of January 1, 2008, the Plan’s name was changed to Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan and as of May 1, 2017 the Plan's name was changed to Intertape Polymer Corp. USA Retirement Savings Plan. All other aspects of the Plan remained unchanged.
Effective April 28, 2017, and January 1, 2018 the TaraTape Employee Stock Ownership Plan and the Cantech Industries, Inc. 401(k) Profit-Sharing Plan were merged into the Plan. Total assets transferred in were $2,113,344 and $1,775,538 respectively.
Eligibility
To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.
Contributions
Participants may contribute up to 100% of their pretax annual compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company may elect to match a portion of elective contributions if a participant is credited with at least 180 service days during the Plan year and the participant is employed on the last day of the Plan year. Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation. In addition, the Board of Directors, at its discretion, may make an ESOP contribution.
Effective January 1, 2013, the Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. For employees hired on or after March 1, 2014, automatically enrolled participants have their deferral rate set at 2 percent of eligible compensation and their contributions invested in the stable value fund until changed by the participant.
Furthermore, for these employees and for participants who have their deferral rate set at less than 4 percent, the participant’s deferral rate will automatically increase by 1 percent on the first payroll period occurring on or after January 1 of each year until such time as the participant’s deferral rate equals 4 percent.
For the 2018 and 2017 Plan years, the Company’s management approved a matching contribution at a rate of 60% and 75%, respectively, of participants’ contributions up to 6% of eligible salaries deferred. The Company’s Board of Directors also approved a profit-sharing contribution of 1% of employees’ eligible salaries for the 2017 Plan year.
The employer contribution was funded on March 22, 2019 and March 14, 2018, for the 2018 and 2017 Plan years, respectively, and were funded by forfeiture accounts totaling $245,250 and $182,536, respectively, and cash contributions by the Company, which are classified as employer contributions receivable in the accompanying statement of net assets available for benefits as of December 31, 2018 and 2017.

Participant Accounts and Voting Rights
Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. Each participant is entitled to the vested portion of their account. Participants may direct the investment of their account balances into various investment options, including Company stock, offered by the Plan.
Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 20 percent vested after each year and 100 percent vested after the earlier of five years of service, upon reaching normal retirement age, death, or becoming totally and permanently disabled.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above the prime borrowing rate, defined in the Plan document as the prime rate of interest as published in the Wall Street Journal on the date of the loan commitment. Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loan was used to purchase a primary residence in which case the loan terms may exceed five years, up to a maximum loan term of 15 years. Interest rates for loans outstanding at December 31, 2018 and 2017 range from 4.25% to 6.50%. The Plan Administrator will suspend loan repayments for a military service leave of absence. During 2010, the Plan was amended to allow for participants to have up to two loans outstanding at any one time. During 2017, the Plan was amended to allow for participants to have only one loan outstanding at any one time.

Payment of Benefits
Upon separation of service due to death, disability, or retirement, a participant is entitled to receive their benefits as a lump-sum amount equal to 100 % of the value of the participant’s account. Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.
Upon separation of service for reasons other than death, disability, or retirement, a participant shall be entitled to their benefit in the amount equal to the participant’s vested interest in the balance of his or her account.
Forfeited and Unallocated Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined in the amended Plan document, represents a forfeiture. Forfeitures are used to offset employer contributions.
At December 31, 2018 and 2017, forfeited non-vested totalled $245,250 and $182,536, respectively. These accounts were used to reduce future employer contributions as noted above.
2 – Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("US GAAP").
Reclassifications
Certain amounts in 2017 were reclassified to conform with the presentation in 2018. The reclassification had no impact to the Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain Plan administrative expenses are paid by the Company. Participant-related fees and expenses are paid by the Plan through charges to participant accounts.
Valuation of Investments, Notes Receivable from Participants and Income Recognition
The Plan’s investments except for the Fixed Interest Fund (See Note 5) are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. See Note 6 for disclosures regarding fair value measurements.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses have been recorded as of December 31, 2018 and 2017. Delinquent notes receivable from participants are treated as distributions pursuant to the terms of the Plan document.
The Plan’s investments are held by the trustee of the Plan and invested for the benefit of the Plan’s participants. Reliance Trust Company is the trustee of the Plan.
Excess Contributions Payable to Participants
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2018 and 2017 excess contributions to the applicable participants prior to March 15, 2019 and 2018, respectively.
New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends various aspects of Accounting Standard Codification (ASC) Subtopic 820, Fair Value Measurement. Among other changes, this ASU i) eliminated the disclosure requirements associated with certain transfers and valuation processes, ii) modified the disclosure requirements associated with Level 3 activity and iii) created additional disclosure requirements for public entities associated with Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019, however earlier adoption is permitted. Management does not expect the adoption of this update to have a significant impact on the Plan’s financial statements.
Subsequent Events
Effective March 1, 2019, Intertape Polymer Woven USA, Inc. was added as a participating employer to the Plan.
3 – Common Trust Fund
At December 31, 2018 and 2017, the Plan held 613,504 shares (average cost per share of $5.23; market value per share of $12.43) and 600,124 shares (average cost per share of $5.08; market value per share of $17.06), respectively, of Company common stock in the common trust fund, all of which was allocated to participant accounts. The common trust fund had cash, short-term investments and amounts due from broker at December 31, 2018 of $435,436. The common trust fund had cash, short-term investments and amounts due from broker at December 31, 2017 of $500,802.

4 – Collective Trust Fund
In 2017, the Plan invested in the Stable Value Blend Fund, a stable value collective trust fund comprised primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2018, this investment was no longer held by the Plan.
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017:

	2017
Investment type	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust fund	$13,101,563	$—	Daily	12 months

5 – Fixed Interest Fund

Through a group annuity contract, the Plan offers a fixed interest account. The objective of this fund is to maintain a competitive fixed interest rate and a minimum guaranteed rate of return. The guaranteed account is invested in the general asset account of Massachusetts Mutual Life Insurance Company (Mass Mutual), an affiliate of the Plan, and is guaranteed by their claims paying ability. Mass Mutual credits the guaranteed account value with interest at a rate declared each calendar quarter, but not less than the minimum interest rate as specified in the contract. The contract has certain restrictions that impact the participants' ability to collect the full contract value. The Plan Administrator does not believe the occurrence of any event which would limit the Plan's ability to transact at contract value with participants, is probable. The agreement does not allow transfers and surrenders from the guaranteed account if the transactions in any 12-month period exceed one-sixth of the fixed account values under the agreement as of the most recent month-end value from one year prior, unless Mass Mutual consents. Because the fixed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The fixed interest account is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

6 – Fair Value Measurements
The FASB Accounting Standards Codification (the “Codification”) provides a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy under this guidance are described below:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Mutual funds/Bond funds: Valued at the quoted NAV of shares held by the Plan at year end.
Collective trust fund: Valued using the NAV practical expedient, determined by the fund manager based on the fair value of underlying assets.
Common trust fund: Valued at the fair value of the underlying assets of the fund, which includes cash and Company common stock valued at the closing price reported on the active market on which the Company’s common stock is traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017, respectively:

	2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$85,006,453	$—	$—	$85,006,453
Bond funds	4,235,589	—	—	4,235,589
Common trust fund	8,061,152	—	—	8,061,152
Total assets in the fair value hierarchy	$97,303,194	$—	$—	97,303,194

	2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$91,672,168	$—	$—	$91,672,168
Bond funds	3,633,187	—	—	3,633,187
Common trust fund	10,738,918	—	—	10,738,918
Total assets in the fair value hierarchy	$106,044,273	$—	$—	106,044,273
Investments measured at net asset value (1)				13,101,563
Investments at fair value				$119,145,836

(1)
In accordance with accounting guidance, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

7 – Related Parties and Parties-In-Interest Transactions
Transactions by the Plan with the common trust fund and notes receivable from participants qualify as parties in interest transactions. The fixed interest fund is managed by Mass Mutual and these transactions qualify as party in interest transactions.
8 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

9 – Tax Status
The IRS issued a favorable determination letter dated June 19, 2015, in regards to the Plan. The Plan has been amended and restated to a volume submitter plan, effective May 1, 2017, since receiving the determination letter. The underlying volume submitter plan has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan opinion letter. The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC, in all material respects. As such, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
10 – Risks and Uncertainties
The Plan invests in various securities including mutual funds, bond funds, a collective trust fund, a fixed interest fund, and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
11 – Reconciliation of Financial Statement to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2018	2017
Net assets available for benefits per the financial statements	$117,042,874	125,072,089
Employer contributions receivable	$(2,215,648)	(3,462,225)
Excess contributions payable to participants	70,149	3,221
Total net assets per Form 5500	$114,897,375	$121,613,085
The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2018	2017
Net increase (decrease) in net assets available for benefits per the financial statements	$(9,804,753)	12,213,868
Change in employer contributions receivable	1,246,577	(342,272)
Change in excess contributions payable to participants	66,928	(39,476)
Net income per Form 5500	$(8,491,248)	$11,832,120

Supplemental Schedule

Intertape Polymer Corp. USA
Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018
Employer ID #57-1088158 – Plan #003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Vanguard Shrt-Trm Invst	Mutual fund	$780,156
	DFA US Core Equity Fund	Mutual fund	$14,055,832
	DFA US Small Cap Fund	Mutual fund	$1,883,581
	Vanguard Small Cap Index Fund	Mutual fund	$1,284,122
	DFA Global Real State Secs Fd	Mutual fund	$276,094
	Vanguard Tot Intl Stck Indx Fd	Mutual fund	$2,807,451
	DFA International Core Eq Fd	Mutual fund	$972,589
	BlackRock Lifepath Inx 2025	Mutual fund	$11,162,391
	BlackRock Lifepath Inx 2035	Mutual fund	$6,231,959
	BlackRock Lifepath Inx 2045	Mutual fund	$11,130,161
	BlackRock Lifepath Inx Rmnt Fd	Mutual fund	$2,680,976
	Invesco equity and Income Fund	Mutual fund	$4,835,791
	BlackRock Lifepath Inx 2020 Fd	Mutual fund	$567,623
	BlackRock Lifepath Inx 2030 Fd	Mutual fund	$404,488
	BlackRock Lifepath Inx 2040 Fd	Mutual fund	$258,707
	BlackRock Lifepath Inx 2050 Fd	Mutual fund	$185,834
	BlackRock Lifepath Inx 2055 Fd	Mutual fund	$860,046
	BlackRock Lifepath Inx 2060 Fd	Mutual fund	$160,901
	American Century Mid Cp Val Fd	Mutual fund	$5,729,478
	Vanguard Institutional Indx Fd	Mutual fund	$12,354,791
	Vanguard Mid Cap Index Fund	Mutual fund	$6,383,482
			$85,006,453

	Baird Core Plus Bond	Bond fund	$4,235,589

*	Insurance Company General Account	Fixed interest fund	$15,485,902

*	Intertape Polymer Group Inc.	Common trust fund	$8,061,152

*	Notes Receivable from Participants	Rates from 4.25% to 6.50%, with weekly and bi-weekly payments and maturities through 2033	$2,108,279

	Total Net Assets		$114,897,375

*	Represents a party-in-interest.

**	Cost basis has not been included as all investments are participant-directed.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER CORP. INC. USA RETIREMENT SAVINGS PLAN

By:	Intertape Polymer Corp., Plan Administrator

By:	/s/ Mary Beth Thompson
Mary Beth Thompson, Vice President
Date: June 26, 2019

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Frazier & Deeter, LLC – Independent Registered Public Accounting Firm